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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goldsmith, Agio, Helms Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 South Sixth Street, 46th Floor
(No. and Street)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle A. Pecha 612-339-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 1400, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald M. Caruso, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldsmith, Agio, Helms Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE KAY STOCK
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Goldsmith, Agio, Helms Securities, Inc.

(SEC I.D. No. 8-42316)

Financial Statements and Supplemental Information

December 31, 2004

Goldsmith, Agio, Helms Securities, Inc.
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Goldsmith, Agio, Helms Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 11, 2005

PricewaterhouseCoopers LLP

Goldsmith, Agio, Helms Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 350,053
Securities owned	156,000
Deferred income taxes	7,230
Prepaid expenses	4,525
Total assets	$ 517,808
Liabilities and Stockholder's Equity	
Due to the Parent (Note 7)	$ 73,095
Accounts payable and accrued expenses	52,066
Income tax payable	73,325
Total liabilities	198,486
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	14,995
Retained earnings	304,322
Total stockholder's equity	319,322
	$ 517,808

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Income
Year Ended December 31, 2004

Revenues (Note 8)	
Accomplishment fees	$ 8,901,889
Consulting fee income	167,500
Investment income	82,500
Other income, net	2,967
	9,154,856
Expenses	
Management fees, Parent (Note 7)	4,307,126
Management fees, affiliate	40,017
Commissions, benefits and payroll taxes	4,600,873
Professional fees	15,270
Regulatory fees	14,824
	8,978,110
Income before provision for income taxes	176,746
Provision for income taxes	66,719
Net income	$ 110,027

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2003	$ 5	$ 14,995	$ 194,295	$ 209,295
Net income	-	-	110,027	110,027
Balances at December 31, 2004	$ 5	$ 14,995	$ 304,322	$ 319,322

The accompanying notes are an integral part of these financial statements.

Goldsmith, Agio, Helms Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 110,027
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income taxes	(8,342)
Unrealized gain on securities owned	(82,500)
Securities received for accomplishment fees	(36,000)
Changes in operating assets and liabilities	
Due from the Parent	160,000
Accomplishment fee receivable	184,058
Prepaid expenses	(4,525)
Income taxes	99,751
Due to the Parent	(60,562)
Accounts payable and accrued expenses	(32,185)
Net cash provided by operating activities	329,722
Cash	
Beginning of year	20,331
End of year	$ 350,053
Supplemental cash flow information	
Cash received for income taxes	$ 26,426
Noncash investing activity	
Receipt of securities as satisfaction of 2003 accomplishment fee	37,500

The accompanying notes are an integral part of these financial statements.

1. Nature and Organization of Business

Business
Goldsmith, Agio, Helms Securities, Inc. (the "Company") is a privately held, registered securities broker-dealer. The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company, a member in the National Association of Securities Dealers, Inc., does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company's outstanding shares are held 100% by Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"), an investment banking firm. The Parent is a limited liability company.

2. Summary of Significant Accounting Policies

Securities Owned
Securities owned are recorded at fair value based on quoted market prices, when available. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. If quoted market prices are not available, the securities are recorded at fair value as determined by management. Unrealized gains and losses are included in net income.

Revenue Recognition
Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions and consulting fees are recognized when earned, typically upon closing of the transaction and the Company completing its obligation associated with registration of the underlying securities.

Income Taxes
The Company accounts for income taxes for financial reporting purposes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company uses the cash basis of accounting for income tax reporting purposes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital as defined by Rule 15c3-1 of $151,567, which exceeds its required net capital of $13,232 by $138,335, and a ratio of aggregate indebtedness to net capital of 1.31 to 1.

4. Exemption

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

5. Securities Owned

Securities owned consist of trading and investment securities recorded at management fair value determined as follows:

Corporate warrants	$ 120,000
Corporate subordinated note	36,000
	$ 156,000

6. Income Taxes

The income tax provision consists of the following at December 31, 2004:

Current	
Federal	$ 56,036
State	19,025
Total current provision	75,061
Deferred	
Federal	(7,693)
State	(649)
Total deferred benefit	(8,342)
	$ 66,719

Deferred income tax assets consist of the following at December 31, 2004:

Assets	
Accounts payable and accrued expenses	$ 67,998
Total deferred tax assets	67,998
Liabilities	
Financial reporting basis of investments in excess of tax basis	(60,768)
Total deferred tax liabilities	(60,768)
Net deferred tax assets	$ 7,230

The provision for income taxes for the year ended December 31, 2004 differs from the amount determined by applying the applicable federal statutory income tax rate of 35% to income before taxes primarily as a result of state income taxes. No valuation allowance has been established against deferred tax assets because the Company believes the asset will be realized.

7. Related-Party Transactions

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the estimated cost of services provided to the Company. Management fees are calculated as 90% of any accomplishment fees or consulting fees earned by the Company after commissions, benefits, payroll taxes and regulatory fees are paid by the Parent. Under this agreement, the Parent has agreed to provide certain staff, administrative and facilities resources, and certain financial support to the Company. The Parent's full-time employees who provide services to the Company are paid commissions on closing of a particular transaction through the Parent's payroll system. During the year ended December 31, 2004, management fees to the Parent of $4,307,126 were charged to operations, of which $73,095 was unpaid at December 31, 2004.

At December 31, 2003, the Company had $160,000 in unsecured notes receivable from the Parent, which were fully paid at December 31, 2004.

The Company generates invoices to customers for retainers and expenses incurred prior to the closing of a particular transaction. Under the terms of the management agreement with the Parent, all customer remittances associated with such invoices are to flow directly to the Parent to partially offset the Parent's expenses incurred in connection with the services provided to the Company (expense reimbursements). The Parent is the provider of the services or incurs costs for which expense reimbursement is sought and has the associated credit risk. Therefore, the Company does not reflect these expense reimbursements as revenue for financial reporting purposes, and does not reflect the outstanding expense reimbursement receivables and offsetting payables to the Parent. Retainer invoices for expenses incurred (including unbilled expenses) were approximately $700,000 for the year ended December 31, 2004, of which approximately $90,000 was unremitted by the customer at December 31, 2004.

These financial statements do not necessarily reflect the financial condition, statements of income and cash flows of the Company as if it operated as an autonomous entity and had to independently obtain the services provided by the Parent. Accordingly, the related-party transactions may or may not be significantly different if entered into with an unaffiliated third party.

8. Major Customers

In 2004, the Company had three major customers that provided 48%, 11% and 10% of total revenues, respectively.

Goldsmith, Agio, Helms Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Schedule I

Net capital	
Total stockholder's equity from the statement of financial condition	$ 319,322
Less: Nonallowable assets	
Securities owned	(156,000)
Deferred income taxes	(7,230)
Prepaid expenses	(4,525)
Net capital	$ 151,567
Aggregate indebtedness	
Total liabilities from the statement of financial condition	$ 198,486
Computation of net capital requirements	
Minimum net capital required	$ 13,232
Excess net capital	$ 138,335
Ratio: Aggregate indebtedness to net capital	1.31 to 1

There were no material differences between the net capital computation as presented herein and as reported by the Company in Part II of Form X-17a-5 as of December 31, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
Goldsmith, Agio, Helms Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Goldsmith, Agio, Helms Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer's securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2005

PricewaterhouseCoopers LLP